Room 4561

January 19, 2007

Mr. A. Lorne Weil
Chief Executive Officer
Scientific Games Corporation
750 Lexington Avenue
25th Floor
New York, New York 10022

  Re: Scientific Games Corporation
    Form 8-K filed March 1, 2006
    File No. 0-13063

Dear Mr. Weil,

  We have reviewed your response to our letter dated December 1, 2006, in connection with the above referenced filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, filed March 1, 2006

Item 2.02 Results of Operations and Financial Condition

1. We note your response to prior comment 1 and your supplemental SAB 99 analysis. Your quantitative analysis indicates that net income and diluted earnings per share for the quarters ended June 30, 2004 and September 30, 2004 were each overstated by greater than 5%. We further note that in your qualitative SAB 99 analysis, you did not address whether the misstatements in these quarterly periods hid a failure to meet analysts' consensus expectations for the

enterprise. Tell us how your reported results for the quarters ended June 30, 2004 and September 30, 2004 compare to analysts' consensus expectations for those periods.

* * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or the undersigned at (202) 551-3730 if you have any questions regarding these comments.

Very truly yours,

Craig Wilson
Senior Assistant Chief Accountant